                                                      40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1164

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on April 20, 2000 pursuant to paragraph (b) of rule 485

/ /     60 days after filing pursuant to paragraph (a)

/ /     on April 20, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of fractional undivided beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/ /     Check box if it is proposed that this filing will become effective on (date) at (time)
        pursuant to Rule 487.

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

             -----------------------------------------------------
                  PRELIMINARY PROSPECTUS DATED APRIL 20, 2000
                ------------------------------------------------
                           NUVEEN TAX-FREE UNIT TRUST

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                                                            SERIES 1164
                                                       (A UNIT INVESTMENT TRUST)
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The final Prospectus for a prior Series incorporated by reference herein is hereby used as a preliminary Prospectus for the above-stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Although the incorporated Prospectus includes trusts as indicated therein, the specific trusts included in this Series when deposited may differ from such trusts. Information with respect to the actual trusts to be included, pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.
A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

    (Incorporated herein by reference is the final prospectus from Nuveen Tax Free Unit Trust, Series 1162 (Registration No. 333-34436) as filed on April 20, 2000, which shall be used as a preliminary prospectus for the current series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

    A.  Bonding Arrangements of Depositor:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

    B.  THIS REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                  The facing sheet

                                   The Prospectus

                                   The signatures

                                Consents of Counsel

                                      Exhibits

    C.  EXPLANATORY NOTE:

    The Registration Statement will contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

    D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1164 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on April 20, 2000.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1164
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Robert Burke
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )          April 20, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )

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* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger were filed on March 20, 1997 as Exhibit P to Form N-8B-2 (File No. 811-08103) and for
Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197) filed on May 14, 1998.

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                              CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                        CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.